UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION
UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number:	333-215043
333-204839
333-198699
333-193772

The Laclede Gas Company Wage Deferral Savings Plan
Laclede Gas Company – Missouri Gas Energy Wage Deferral Savings Plan
Alagasco Employee Savings Plan
Missouri Natural Gas Division of Laclede Gas Company Wage Deferral Savings Plan

(Exact name of registrant as specified in its charter)

Spire Inc. 700 Market Street St. Louis, Missouri 63101 (314) 342-0500
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Plan interests in The Laclede Gas Company Wage Deferral Savings Plan
Plan interests in the Laclede Gas Company – Missouri Gas Energy Wage Deferral Savings Plan
Plan interests in the Alagasco Employee Savings Plan
Plan interests in the Missouri Natural Gas Division of Laclede Gas Company Wage Deferral Savings Plan

(Title of each class of securities covered by this Form)

Spire Inc. Common Stock, $1.00 par value per share
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐
Approximate number of holders of record as of the certification or notice date: None
Effective December 27, 2017, the Laclede Gas Company Wage Deferral Savings Plan, Laclede Gas Company – Missouri Gas Energy Wage Deferral Savings Plan, Alagasco Employee Savings Plan and Missouri Natural Gas Division of Laclede Gas Company Wage Deferral Savings Plan (collectively, the “Benefit Plans”) were merged, directly or indirectly, into the Spire Employee Savings Plan (formerly known as the Laclede Gas Company Salary Deferral Savings Plan). As a result, the interests in the Benefit Plans, which previously constituted securities registered pursuant to the Securities Act of 1933, as amended, no longer exist. Therefore this Form 15 has been filed by the Benefit Plans to suspend their duty to file reports under Section 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).
Although the duty to file reports under Section 15(d) of the Exchange Act has been terminated with respect to the Benefit Plans, the duty to file reports under Section 13(a) or 15(d) remains with respect to Spire Inc. common stock, $1.00 par value per share.

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the Benefit Plans has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

 Date:          January 25, 2018

THE LACLEDE GAS COMPANY WAGE DEFERRAL SAVINGS PLAN
LACLEDE GAS COMPANY – MISSOURI GAS ENERGY WAGE DEFERRAL SAVINGS PLAN
ALAGASCO EMPLOYEE SAVINGS PLAN
MISSOURI NATURAL GAS DIVISION OF LACLEDE GAS COMPANY WAGE DEFERRAL SAVINGS PLAN

By: SPIRE EMPLOYEE SAVINGS PLAN, as the successor to the Benefit Plans

By:	/s/ Gerard J. Gorla
Name: Gerard J. Gorla
Title: Vice President, Human Resources